

J.J. Merrick · 3rd

I help small businesses go from owning a job to owning a business. Catch my podcast, Business Beat, every Monday!

Spring Hill, Tennessee, United States ·

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Business Beat Podcast

Experience

Host

Business Beat Podcast

Sep 2020 – Present · 1 yr

Nashville-Davidson, Tennessee, United States

Chief Technology Officer

SleepSpace · Full-time

May 2019 – Present · 2 yrs 4 mos

New York, New York, United States

Ruby on Rails development supporting API functions for the SleepSpace (formerly Sonic Sleep) app.

Owner

Panos Creative

Aug 2011 – Present · 10 yrs 1 mo

Creating web applications for clients that range from a variety

of tools. Specializing in Ruby on Rails and PHP/CodeIgniter with a giant dollop of WordPress. Consulting for cc ...see more

Ruby on Rails Developer

Critz Labs · Freelance

Nov 2017 – Jan 2020 · 2 yrs 3 mos

Southlake, Texas

Worked on a team creating a Rails based API for a mobile business app geared toward the network marketing field. Managed customer experience and tech support. ...see more

Software Engineer

DRN Data

Feb 2017 – Jul 2017 · 6 mos

Working as a software engineer specializing in PHP/Laravel

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Skills & endorsements

Ruby · 2

Amanda Farmer and 1 connection have given endorsements for this skill

Ruby on Rails · 5

Amanda Farmer and 4 connections have given endorsements for this skill

LinkedIn Skill Assessment badge

jQuery · 41



Endorsed by **Matthew Dunham, who is highly skilled at this**

Endorsed by **3 of J.J.'s colleagues at CF Webtools**

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